UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2009

February 3, 2010

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date: February 15, 2010	Trading accounts:	Established
Dividend payment date: -

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2009

(1)	Results of Operations

	( % represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2009	3,774,914	(13.2)	356,029	212.5	217,068	—
December 31, 2008	4,347,054	—	113,923	—	(42,073)	—

	Net Income per Common Stock	Diluted Net Income per Common Stock
Nine months ended	yen	yen
December 31, 2009	17.47	17.46
December 31, 2008	(4.36)	—

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Stock
As of	million yen	million yen	%	yen
December 31, 2009	201,236,294	10,925,963	4.4	584.15
March 31, 2009	198,733,906	8,570,641	3.4	528.67

(Reference) Shareholders’ equity as of December 31, 2009: 8,898,680 million yen;              March 31, 2009: 6,803,617 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-February 2010.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2009	—	7.00	—	5.00	12.00
ending March 31, 2010	—	6.00	—	——	——
ending March 31, 2010 (Forecast)	——	——	——	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None

(*2)	Please refer to “Dividends on Preferred Stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2010 (Consolidated)

(*)	Revision of earnings forecasts on the presentation date of this Consolidated Summary Report: None

MUFG has the target of 300.0 billion yen of consolidated net income for the fiscal year ending March 31, 2010. (There are no changes to our earnings targets released on May 19, 2009.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

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Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period Newly consolidated: 2 Companies ( MUFG Capital Finance 9 Limited and 1 company )

(*) Please refer to 4. Other of “Qualitative Information and Financial Statements” on page 6.

(2)	Adoption of simplified accounting methods or accounting methods used specifically for quarterly consolidated financial statements: Adopted

(*) Please refer to 4. Other of “Qualitative Information and Financial Statements” on page 6.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

(A) Changes due to revision of accounting standards:	None

(B) Changes due to other reasons:	None

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:

Dec. 31, 2009	14,148,414,920 shares	Mar. 31, 2009	11,648,360,720 shares

(B) Treasury stocks:

Dec. 31, 2009	10,515,590 shares	Mar. 31, 2009	9,161,592 shares

(C) Average outstanding stocks:

Nine months ended Dec. 31, 2009	11,736,827,640 shares

Nine months ended Dec. 31, 2008	10,556,810,904 shares

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

2

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2009	—	30.00	—	30.00	60.00
Fiscal year ending March 31, 2010	—	30.00	—	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	——	——	30.00	60.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2009	——	——	—	43.00	43.00
Fiscal year ending March 31, 2010	—	57.50	—	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	——	——	57.50	115.00

(Note) MUFG issued Preferred Stock First Series of Class 5 in November 2008.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2009	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2010	—	2.65	—	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	——	——	2.65	5.30

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended March 31, 2009	—	5.75	—	——	5.75

(Note) MUFG repurchased Preferred Stock Class 12 until February 2009 due to requests for repurchase and cancelled until February 2009.

3

Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the consolidated results of operations

With respect to the economic and financial environment for the April-December period of fiscal 2009, the US and European economies turned to positive growth and continued to improve further due to financial and monetary packages addressing the global financial crisis. Asian economies followed recovery path prior to the Western economies supported by stimulus package effects. As for the Japanese economy, exports and production continued to recover due to improvement in overseas economies, largest-ever stimulus packages and progress in inventory adjustment. Private consumption was also pushed up by economic measure effects. Business fixed investment, however, declined as economic activity remained at an extremely low level and poor corporate performance continued. The employment and income situation also followed a worsening trend.

In the financial environment, the policy rate remained virtually zero in the United States as non-performing loans continued to increase rapidly. In the Euro zone, the European Central Bank kept its key interest rate at a historical low 1.0 percent. Japan’s short-term interest rates moderately declined, in response to the Bank of Japan’s continued monetary easing policy such as the ultra-low interest rate policy, purchase of CP and corporate bonds, and the special funds-supplying operations to facilitate corporate financing. Long-term interest rates fluctuated at a low level amid rising deflationary pressure and concerns over the worsening of fiscal conditions. In the foreign exchange market, the yen-dollar exchange rates followed a strong yen trend with some fluctuation, reflecting the narrowing spread of domestic and overseas interest rates.

Under such business environment, consolidated gross profits for the nine months ended December 31, 2009 increased by 196.9 billion yen from the previous nine months ended December 31, 2008 to 2,689.8 billion yen. This was mainly due to increase in lending income, market product income and a new consolidation of ACOM CO., LTD. General and administrative expenses decreased by 8.9 billion yen from the previous nine months ended December 31, 2008 to 1,564.0 billion yen due to an intensive corporate-wide cost reduction as well as the effect of the system integration. As a result, net business profits increased by 205.9 billion yen from the previous nine months ended December 31, 2008 to 1,125.8 billion yen.

Total credit costs for the nine months ended December 31, 2009 increased by 194.2 billion yen from the previous nine months ended December 31, 2008 to 627.7 billion yen, mainly due to an increase in credit costs from our overseas subsidiary, and the consolidation of ACOM CO., LTD. Net gains on equity securities for the nine months ended December 31, 2009 increased significantly by 306.2 billion yen due to decrease in losses on write-down of equity securities and other non-recurring losses for nine months ended December 31, 2009 increased by 76.7 billion yen from the previous nine months ended December 31, 2008 due to an increase in retirement benefit costs.

Based on the above results, ordinary profits for the nine months ended December 31, 2009 was 356.0 billion yen, an increase of 242.1 billion yen from the previous nine months ended December 31, 2008 and consolidated net income for the nine months ended December 31, 2009 was 217.0 billion yen, an increase of 259.1 billion yen from the previous nine months ended December 31, 2008.

4

Mitsubishi UFJ Financial Group, Inc.

(in billions of Japanese yen)	For the nine months ended December 31, 2009	For the nine months ended December 31, 2008	Increase (Decrease)
Gross Profits before credit costs for trust accounts	2,689.8	2,492.8	196.9
General and administrative expenses	1,564.0	1,572.9	(8.9)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,125.8	919.8	205.9

Credit costs	(627.7)	(434.4)	(193.3)
Net gains (losses) on equity securities	(20.0)	(326.3)	306.2
Other non-recurring losses	(121.9)	(45.2)	(76.7)

Ordinary profits	356.0	113.9	242.1

Net income	217.0	(42.0)	259.1

Total credit costs	(627.7)	(433.5)	(194.2)

2. Qualitative information related to the consolidated financial conditions

Total assets as of December 31, 2009 increased by 2,502.3 billion yen from March 31, 2009 to 201,236.2 billion yen, and total net assets as of December 31, 2009 increased by 2,355.3 billion yen from March 31, 2009 to 10,925.9 billion yen. The increase in total net assets reflected an increase in total shareholder’s equity of 1,104.8 billion yen, which was mainly due to the issuance of new shares by way of public offering, in addition, an increase in total valuation and translation adjustments of 990.1 billion yen, which was mainly due to an increase of net unrealized gains on other securities by the higher stock prices.

With regards to major items of assets, securities as of December 31, 2009 increased by 5,841.4 billion yen from March 31, 2009 to 54,155.5 billion yen and loans and bills discounted as of December 31, 2009 decreased by 6,664.3 billion yen from March 31, 2009 to 85,392.5 billion yen. With regards to major items of liabilities, deposits as of December 31, 2009 decreased by 1,024.8 billion yen from March 31, 2009 to 119,124.7 billion yen.

3. Qualitative information related to the consolidated earnings forecasts

MUFG has the target of 300.0 billion yen of consolidated net income for the fiscal year ending March 31, 2010. (There are no changes to our earnings targets released on May 19, 2009.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

5

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha) during the period

The following Specified Subsidiaries were newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 9 Limited	Grand Cayman, Cayman Islands	¥370,010 million	Finance	100%
BTMU Preferred Capital 9 Limited	Grand Cayman, Cayman Islands	¥370,010 million	Finance	100% (100%)

Note 1.	Both of these Specified Subsidiaries are overseas special purpose companies established for issuance of Non-dilutive Preferred Securities.

2.	The bracketed number in “Ownership” means MUFG’s indirect ownership share through subsidiaries.

(2)	Simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Simplified accounting methods)

(i)	Depreciation

Depreciation for tangible fixed assets, which are depreciated under the declining-balance method, is computed by proportionally allocating the estimated depreciation for the fiscal year.

(ii)	Allowance for credit losses

Except for claims on “bankrupt borrowers” and “substantially bankrupt borrowers” and claims on “potentially bankrupt borrowers” for which allowances are provided in specific amounts, allowances for credit losses are calculated based on reasonable measures, including the loan loss ratios used for the previous interim period-end settlement.

(iii)	Taxes

Income taxes are calculated in a manner similar to that in which they were calculated in the previous annual period-end settlement. However, immaterial adjustment items and immaterial tax credits are not considered in calculating the taxable income.

(iv)	Collectability of deferred tax assets

The collectability of deferred tax assets is determined based on the earnings forecasts and tax planning used in the previous interim period-end settlement.

(v)	Deferred and accrued accounts

Amounts of certain deferred and accrued accounts are estimated based on reasonable measures.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

Not applicable

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Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of December 31, 2009	As of March 31, 2009
Assets:
Cash and due from banks	8,446,544	6,562,376
Call loans and bills bought	402,766	293,415
Receivables under resale agreements	4,257,682	2,544,848
Receivables under securities borrowing transactions	7,518,026	6,797,026
Monetary claims bought	3,201,952	3,394,519
Trading assets	18,604,872	17,452,426
Money held in trust	346,499	326,298
Securities	54,155,579	48,314,122
Allowance for losses on securities	(35,719)	(37,104)
Loans and bills discounted	85,392,501	92,056,820
Foreign exchanges	983,098	1,058,640
Other assets	6,702,669	7,795,056
Tangible fixed assets	1,369,053	1,380,900
Intangible fixed assets	1,145,323	1,209,783
Deferred tax assets	747,827	1,235,139
Customers’ liabilities for acceptances and guarantees	9,284,365	9,534,900
Allowance for credit losses	(1,286,750)	(1,185,266)

Total assets	201,236,294	198,733,906

Liabilities:
Deposits	119,124,741	120,149,591
Negotiable certificates of deposit	11,264,177	7,570,547
Call money and bills sold	2,375,333	2,272,292
Payables under repurchase agreements	12,765,995	11,926,997
Payables under securities lending transactions	4,164,110	4,270,365
Commercial papers	150,436	141,436
Trading liabilities	9,849,014	9,868,818
Borrowed money	5,762,476	7,729,256
Foreign exchanges	945,558	804,425
Short-term bonds payable	370,020	323,959
Bonds payable	6,854,330	6,485,158
Due to trust accounts	1,646,549	1,798,223
Other liabilities	5,189,953	6,634,917
Reserve for bonuses	21,183	42,615
Reserve for bonuses to directors	489	150
Reserve for retirement benefits	76,050	94,623
Reserve for retirement benefits to directors	1,418	1,958
Reserve for loyalty award credits	10,780	8,854
Reserve for contingent losses	226,992	277,608
Reserves under special laws	3,096	3,339
Deferred tax liabilities	31,721	28,993
Deferred tax liabilities for land revaluation	191,533	194,228
Acceptances and guarantees	9,284,365	9,534,900

Total liabilities	190,310,330	190,163,264

Net assets:
Capital stock	2,136,582	1,620,896
Capital surplus	2,423,316	1,898,031
Retained earnings	4,232,637	4,168,625
Treasury stock	(6,964)	(6,867)

Total shareholders’ equity	8,785,571	7,680,685

Net unrealized gains (losses) on other securities	192,492	(776,397)
Net deferred gains (losses) on hedging instruments	106,489	111,001
Land revaluation excess	144,060	142,502
Foreign currency translation adjustments	(280,392)	(302,352)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(49,540)	(51,822)

Total valuation and translation adjustments	113,108	(877,067)

Subscription rights to shares	5,932	4,650
Minority interests	2,021,350	1,762,372

Total net assets	10,925,963	8,570,641

Total liabilities and net assets	201,236,294	198,733,906

7

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Operations

(in millions of yen)	For the nine months ended December 31, 2008	For the nine months ended December 31, 2009
Ordinary income	4,347,054	3,774,914
Interest income	2,605,865	2,180,565
Interest on loans and bills discounted	1,654,034	1,450,599
Interest and dividends on securities	486,903	455,848
Trust fees	92,936	76,348
Fees and commissions	852,412	834,643
Trading income	188,994	198,411
Other business income	463,488	319,463
Other ordinary income	143,356	165,482
Ordinary expenses	4,233,130	3,418,884
Interest expenses	1,196,223	529,565
Interest on deposits	493,879	241,967
Fees and commissions	129,538	117,542
Other business expenses	385,555	272,640
General and administrative expenses	1,588,732	1,636,501
Other ordinary expenses	933,080	862,634

Ordinary profits	113,923	356,029

Extraordinary gains	89,443	72,880
Gains on disposition of fixed assets	8,156	5,400
Gains on loans written-off	24,454	40,682
Reversal of reserve for contingent liabilities from financial instruments transactions	1,306	243
Gains on sales of equity securities of subsidiaries	32,751	13,828
Others	22,774	12,725
Extraordinary losses	92,718	63,887
Losses on disposition of fixed assets	10,791	16,749
Losses on impairment of fixed assets	5,362	10,350
Expenses relating to systems integration	76,516	—
Amortization of goodwill	—	27,918
Others	48	8,868

Income before income taxes and others	110,647	365,022

Income taxes - current	67,519	73,033
Refund of income taxes	—	(17,037)
Income taxes - deferred	22,817	42,623

Total taxes	90,337	98,619

Minority interests	62,384	49,333

Net income (loss)	(42,073)	217,068

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Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

For the nine months ended December 31, 2009

	(in millions of yen)
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the end of the previous period	1,620,896	1,898,031	4,168,625	(6,867)	7,680,685
Changes during the period
Issuance of new shares (*)	515,662	525,375			1,041,037
Issuance of new shares (exercise of stock options)	23	23			47
Dividends from retained earnings			(149,660)		(149,660)
Net income			217,068		217,068
Repurchase of treasury stock				(1,093)	(1,093)
Disposition of treasury stock		(35)		997	961
Reversal of land revaluation excess			(1,555)		(1,555)
Change of application of equity method		(78)	(1,840)		(1,919)
Total changes during the period	515,686	525,284	64,011	(96)	1,104,885
Balance at the end of the period	2,136,582	2,423,316	4,232,637	(6,964)	8,785,571

(*)	“Capital stock” increased 515,662 million yen and “Capital surplus” increased 525,375 million yen as a result of the issuance of common shares by way of Offering (payment date: December 21, 2009) and by way of Third-Party Allotment (payment date: December 25, 2009).

9

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2009

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1	1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ]	5

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Securities	[ MUFG Consolidated ]	6

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	2,689.8	2,492.8	196.9
Gross profits before credit costs for trust accounts	2,689.8	2,492.8	196.9
Net interest income	1,651.1	1,410.1	241.0
Trust fees	76.3	92.9	(16.5)
Credit costs for trust accounts (1)	—	(0.0)	0.0
Net fees and commissions	717.1	722.8	(5.7)
Net trading profits	198.4	188.9	9.4
Net other business profits	46.8	77.9	(31.1)
Net gains (losses) on debt securities	63.0	79.6	(16.5)
General and administrative expenses	1,564.0	1,572.9	(8.9)
Amortization of goodwill	24.9	16.2	8.6
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,150.7	936.1	214.6
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,125.8	919.8	205.9
Provision for general allowance for credit losses (2)	(138.0)	30.2	(168.2)
Net business profits*	987.8	950.1	37.6
Net non-recurring gains (losses)	(631.7)	(836.2)	204.4
Credit costs (3)	(489.7)	(464.6)	(25.0)
Losses on loan write-offs	(190.4)	(260.4)	70.0
Provision for specific allowance for credit losses	(283.6)	(200.1)	(83.5)
Other credit costs	(15.6)	(4.0)	(11.5)
Net gains (losses) on equity securities	(20.0)	(326.3)	306.2
Gains on sales of equity securities	109.3	86.8	22.5
Losses on sales of equity securities	(65.2)	(17.3)	(47.8)
Losses on write-down of equity securities	(64.1)	(395.7)	331.6
Profits (losses) from investments in affiliates	1.1	0.9	0.2
Other non-recurring gains (losses)	(123.1)	(46.1)	(76.9)

Ordinary profits	356.0	113.9	242.1

Net extraordinary gains (losses)	8.9	(3.2)	12.2
Gains on loans written-off	40.6	24.4	16.2
Reversal of reserve for contingent losses included in credit costs (4)	—	0.8	(0.8)
Gains on sales of equity securities of subsidiaries	13.8	32.7	(18.9)
Amortization of goodwill	(27.9)	—	(27.9)
Income before income taxes and others	365.0	110.6	254.3
Income taxes-current	73.0	67.5	5.5
Refund of income taxes	(17.0)	—	(17.0)
Income taxes-deferred	42.6	22.8	19.8
Total taxes	98.6	90.3	8.2
Minority interests	49.3	62.3	(13.0)

Net income	217.0	(42.0)	259.1

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(627.7)	(433.5)	(194.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	1,625.4	1,612.7	12.6
Gross profits before credit costs for trust accounts	1,625.4	1,612.7	12.6
Net interest income	1,108.0	1,063.2	44.7
Trust fees	58.1	69.6	(11.4)
Credit costs for trust accounts (1)	—	(0.0)	0.0
Net fees and commissions	335.7	339.6	(3.9)
Net trading profits	104.5	107.3	(2.8)
Net other business profits	18.9	32.8	(13.9)
Net gains (losses) on debt securities	54.6	85.7	(31.1)
General and administrative expenses	909.0	974.4	(65.3)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	716.3	638.2	78.0
Provision for general allowance for credit losses (2)	(2.7)	33.5	(36.2)
Net business profits	713.5	671.8	41.7
Net non-recurring gains (losses)	(448.0)	(787.7)	339.6
Credit costs (3)	(310.9)	(333.7)	22.8
Losses on loan write-offs	(169.4)	(227.2)	57.8
Provision for specific allowance for credit losses	(134.0)	(103.4)	(30.6)
Other credit costs	(7.4)	(3.0)	(4.4)
Net gains (losses) on equity securities	(51.3)	(421.4)	370.1
Gains on sales of equity securities	78.2	65.5	12.7
Losses on sales of equity securities	(65.2)	(16.1)	(49.0)
Losses on write-down of equity securities	(64.3)	(470.7)	406.4
Other non-recurring gains (losses)	(85.8)	(32.4)	(53.3)

Ordinary profits	265.4	(115.9)	381.3

Net extraordinary gains (losses)	20.2	10.7	9.4
Gains on loans written-off	30.8	21.0	9.7
Reversal of allowance for credit losses (4)	—	7.6	(7.6)
Reversal of reserve for contingent losses included in credit costs (5)	—	0.9	(0.9)
Gains on sales of equity securities of subsidiaries	4.5	—	4.5
Income before income taxes	285.6	(105.1)	390.8
Income taxes-current	31.4	15.0	16.3
Refund of income taxes	(9.8)	—	(9.8)
Income taxes-deferred	35.2	61.5	(26.3)
Total taxes	56.7	76.6	(19.8)

Net income	228.9	(181.7)	410.6

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(313.7)	(291.6)	(22.0)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	1,391.2	1,346.6	44.5
Net interest income	983.0	957.7	25.2
Net fees and commissions	281.0	270.9	10.1
Net trading profits	93.5	102.7	(9.2)
Net other business profits	33.5	15.1	18.4
Net gains (losses) on debt securities	65.9	49.2	16.6
General and administrative expenses	761.5	826.5	(64.9)
Net business profits before provision for general allowance for credit losses	629.6	520.1	109.5
Provision for general allowance for credit losses (1)	(7.4)	33.5	(41.0)
Net business profits	622.1	553.6	68.5
Net non-recurring gains (losses)	(410.4)	(728.5)	318.0
Credit costs (2)	(292.1)	(329.3)	37.1
Losses on loan write-offs	(167.5)	(222.9)	55.4
Provision for specific allowance for credit losses	(117.4)	(103.4)	(14.0)
Other credit costs	(7.1)	(2.9)	(4.2)
Net gains (losses) on equity securities	(49.6)	(371.7)	322.1
Gains on sales of equity securities	66.7	62.0	4.7
Losses on sales of equity securities	(64.8)	(15.6)	(49.2)
Losses on write-down of equity securities	(51.4)	(418.0)	366.6
Other non-recurring gains (losses)	(68.6)	(27.4)	(41.2)

Ordinary profits	211.6	(174.8)	386.5

Net extraordinary gains (losses)	20.9	5.8	15.0
Gains on loans written-off	29.0	19.6	9.3
Gains on sales of equity securities of subsidiaries	4.5	—	4.5
Income before income taxes	232.6	(169.0)	401.6
Income taxes-current	30.7	15.0	15.6
Refund of income taxes	(9.8)	—	(9.8)
Income taxes-deferred	25.2	30.6	(5.4)
Total taxes	46.0	45.7	0.3

Net income	186.5	(214.7)	401.2

(Reference)
Total credit costs (1)+(2)	(299.6)	(295.8)	(3.8)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	234.1	266.1	(31.9)
Gross profits before credit costs for trust accounts	234.1	266.1	(31.9)
Trust fees	58.1	69.6	(11.4)
Credit costs for trust accounts (1)	—	(0.0)	0.0
Net interest income	125.0	105.5	19.4
Net fees and commissions	54.7	68.7	(14.0)
Net trading profits	10.9	4.5	6.4
Net other business profits	(14.6)	17.6	(32.3)
Net gains (losses) on debt securities	(11.3)	36.5	(47.8)
General and administrative expenses	147.5	147.9	(0.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	86.6	118.1	(31.5)
Provision for general allowance for credit losses (2)	4.7	—	4.7
Net business profits	91.3	118.1	(26.7)
Net non-recurring gains (losses)	(37.5)	(59.1)	21.6
Credit costs (3)	(18.7)	(4.4)	(14.3)
Losses on loan write-offs	(1.9)	(4.3)	2.4
Provision for specific allowance for credit losses	(16.6)	—	(16.6)
Other credit costs	(0.2)	(0.0)	(0.1)
Net gains (losses) on equity securities	(1.6)	(49.7)	48.0
Gains on sales of equity securities	11.5	3.5	8.0
Losses on sales of equity securities	(0.3)	(0.5)	0.1
Losses on write-down of equity securities	(12.8)	(52.6)	39.8
Other non-recurring gains (losses)	(17.1)	(5.0)	(12.0)

Ordinary profits	53.8	58.9	(5.1)

Net extraordinary gains (losses)	(0.7)	4.9	(5.6)
Reversal of allowance for credit losses (4)	—	7.6	(7.6)
Reversal of reserve for contingent losses included in credit costs (5)	—	0.9	(0.9)
Income before income taxes	53.0	63.9	(10.8)
Income taxes-current	0.7	0.0	0.6
Income taxes-deferred	10.0	30.9	(20.8)
Total taxes	10.7	30.9	(20.2)

Net income	42.3	32.9	9.3

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(14.0)	4.1	(18.2)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	203.7	241.0
Doubtful	774.4	656.0
Special Attention	360.8	292.8

Non Performing Loans	1,339.0	1,189.9

Total loans	90,314.4	95,209.5

Non Performing Loans / Total loans	1.48%	1.24%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	191.9	221.7
Doubtful	713.7	614.1
Special Attention	348.1	278.1

Non Performing Loans	1,253.9	1,114.1

Total loans	79,562.9	84,337.2

Non Performing Loans / Total loans	1.57%	1.32%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	11.6	19.1
Doubtful	60.4	41.5
Special Attention	12.0	13.7

Non Performing Loans	84.2	74.5

Total loans	10,622.9	10,732.4

Non Performing Loans / Total loans	0.79%	0.69%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.1	0.2
Special Attention	0.6	0.8

Non Performing Loans	0.9	1.3

Total loans	128.5	139.7

Non Performing Loans / Total loans	0.71%	0.95%

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	3,239.8	60.4	3,250.3	5.8

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	47,507.1	528.7	41,595.2	(917.7)
Domestic equity securities	4,184.6	489.0	3,732.5	(179.8)
Domestic bonds	31,473.1	167.8	25,000.4	(38.5)
Other	11,849.3	(128.1)	12,862.2	(699.4)
Foreign equity securities	279.9	70.5	107.9	(20.6)
Foreign bonds	9,606.5	16.8	10,644.6	(29.1)
Other	1,962.8	(215.4)	2,109.6	(649.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,259.8	32.4	1,555.8	(6.4)
Stocks of subsidiaries and affiliates	170.9	(1.3)	191.1	(43.0)

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	37,686.8	346.6	33,142.1	(729.9)
Domestic equity securities	3,324.4	253.8	2,943.1	(294.9)
Domestic bonds	27,776.1	154.8	20,900.7	(26.1)
Other	6,586.2	(61.9)	9,298.2	(408.8)
Foreign equity securities	147.7	50.2	83.8	(17.7)
Foreign bonds	5,056.7	(3.5)	7,772.3	18.9
Other	1,381.7	(108.6)	1,442.0	(410.0)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,409.7	22.9	1,160.6	18.0
Stocks of subsidiaries and affiliates	40.3	(0.0)	2.8	—

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	7,430.2	3.4	6,822.5	(227.7)
Domestic equity securities	813.4	85.4	726.4	(37.0)
Domestic bonds	3,319.0	20.0	3,556.0	3.3
Other	3,297.6	(102.0)	2,540.0	(194.0)
Foreign equity securities	2.9	0.9	21.9	(1.1)
Foreign bonds	2,750.1	(6.2)	2,003.1	(46.0)
Other	544.6	(96.7)	514.9	(146.7)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2009	For the nine months ended December 31, 2008
ROE*	3.63	(0.98)

Note:
* ROE is computed as follows
Net income × 4/3 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2009	For the nine months ended December 31, 2008
Average interest rate on loans and bills discounted	1.54	1.76
Average interest rate on deposits and NCD	0.20	0.31
Interest rate spread	1.33	1.44

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Deposits (ending balance)	112,983.6	113,175.5
Deposits (average balance)	112,304.8	110,778.1
Loans (ending balance)	79,714.5	84,258.7
Loans (average balance)	81,408.5	81,196.5

	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Domestic deposits (ending balance)*	103,411.3	104,093.3
Individuals	63,737.3	62,881.6

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of December 31, 2009	As of March 31, 2009
Assets:
Loans and bills discounted	166.8	199.7
Securities	48,229.2	45,726.8
Beneficiary rights to the trust	28,775.1	27,592.8
Securities held in custody accounts	979.2	1,112.3
Monetary claims	10,491.1	11,275.4
Tangible fixed assets	9,010.2	9,179.8
Intangible fixed assets	133.7	134.7
Other claims	1,712.2	1,703.3
Call loans	1,113.8	1,268.8
Due from banking account	1,646.4	1,794.8
Cash and due from banks	1,493.3	1,883.7

Total	103,751.6	101,872.6

Liabilities:
Money trusts	16,901.3	16,421.0
Pension trusts	11,645.0	12,053.4
Property formation benefit trusts	12.3	12.6
Loan trusts	63.9	123.4
Investment trusts	26,867.5	25,761.5
Money entrusted other than money trusts	2,048.9	2,196.5
Securities trusts	1,074.9	1,221.5
Monetary claim trusts	10,913.0	11,733.6
Equipment trusts	35.2	37.3
Land and fixtures trusts	93.9	95.2
Composite trusts	34,095.1	32,216.2

Total	103,751.6	101,872.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of December 31, 2009 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of December 2009 decreased to ¥1.92 trillion in total, a decrease of ¥0.37 trillion compared with the balance as of the end of March 2009, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥149 billion, improved by ¥235 billion compared with those at the end of March 2009.

•	The effect on the P/L for the nine months ended December 31, 2009 was a loss of ¥14 billion, mainly due to losses on the sales of securitized products as described above.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2009	Net unrealized gains (losses)	Change from end of March 2009	Balance	Net unrealized gains (losses)
1	RMBS	102	(95)	(2)	44	0	0
2	Sub-prime RMBS	32	(18)	2	11	0	0
3	CMBS	24	(4)	(2)	0	0	0
4	CLOs	1,566	(129)	(143)	144	1,243	(116)
5	Other securitized products (card, etc.)	220	(133)	(2)	44	28	(1)
6	CDOs	9	(11)	(1)	2	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV investments	0	0	0	0	0	0

9	Total	1,921	(372)	(149)	235	1,271	(117)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available-for-sale”at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 56% of our investments in securitized products, a decrease of 23% compared with the end of March 2009, due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products account for 81% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	37	11	16	15	22	0	102
11	Sub-prime RMBS	19	1	2	5	6	0	32
12	CMBS	12	7	3	1	1	0	24
13	CLOs	880	434	77	84	91	0	1,566
14	Other securitized products (card, etc.)	149	34	11	23	4	0	220
15	CDOs	5	3	1	0	0	0	9
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	1,083	489	109	123	118	0	1,921

19	Percentage of total	56%	25%	6%	6%	6%	0%	100%

20	Percentage of total (End of March 2009)	79%	7%	5%	6%	4%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2009.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2009
1	LBO Loan[3] (Balance on a commitment basis)	57	135	39	310	541	(16)
2	Balance on a booking basis	37	120	36	281	473	(2)

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2009 was ¥3.72 trillion (¥0.93 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

12